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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION        ----------------
                            Washington, D.C. 20549               SEC FILE NUMBER
                                                                     0-11656
                                 FORM 12b-25                    ----------------
                                                                ----------------
                                                                   CUSIP NUMBER
                          NOTIFICATION OF LATE FILING              95058J 10 9
                                                                ----------------

(Check One) [X]  Form 10-K [ ]  Form 20-F [ ]  Form 11-K [ ]  Form 10-Q [ ]  Form N-SAR

                 For Period Ended: December 31, 2000
                                   ----------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

--------------------------------------------------------------------------------
 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
   NOTHING IN THE FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------
    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

                 The Wendt-Bristol Health Services Corporation
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Full Name of Registrant


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Former Name if Applicable

                 921-B Jasonway Ave.
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Address of Principal Executive Office (STREET AND NUMBER)

                 Columbus, Ohio 43214
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [ ]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

See Attachment "A"



                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Sheldon A. Gold                 614               221-6000
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).
         [ ] Yes   [X] No

         Not yet filed: Form 10-Q for the quarters ended June 30, 2000 (to be
         ----------------------------------------------------------------------
         filed early April 2001) and September 30, 2000 (to be filed late April
         2001).
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    [ ] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         See Attachment "A"
--------------------------------------------------------------------------------

             The Wendt-Bristol Health Services Corporation
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   April 2, 2001                 By  /s/ Sheldon A. Gold
       -------------                   ----------------------------------------
                                       Principal Financial & Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
-------------------------------------------------------------------------------
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).
-------------------------------------------------------------------------------


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                 THE WENDT-BRISTOL HEALTH SERVICES CORPORATION
                                  FORM 12b-25

                          DECEMBER 31, 2000 FORM 10-K

                                 ATTACHMENT "A"

PART III-NARRATIVE

Registrant has had a reduced and limited number of financial and accounting personnel. Significant priority time has been devoted to, among other issues, the following matters:

      (a) Preparation of the financial information included in the December 31, 1999 Form 10-K, as well as analyses and details necessary for the audit thereof. Such Form 10-K has been filed September 28, 2000.

      (b) Preparation of the financial information and analyses necessary for the completion of the March 31, 2000 Form 10-Q. Such Form 10-Q has been filed November 17, 2000.

      (c) Preparation of the financial information and analyses necessary for the completion of the June 30, 2000 and September 30, 2000 Forms 10-Q. Such Forms 10-Q are anticipated to be filed in early April 2001 (June) and late April 2001 (September).

      (d) Information necessary to pursue further business affiliations, the sale of certain assets (including the Oncology business) and possible accounts receivable financing.

      (e) Commencement of an audit of the 2000 financial information has been delayed due to cash flow inability to complete the payment of prior year audits. No assurances can be given as to the timing of such payments.

PART IV - OTHER INFORMATION

Preparation of the current Form 10-K (results for the year ended December 31, 2000) have been delayed due to the concentration of effort indicated above as well as the delay in the commencement of an audit. An estimate of the expected loss is pending completion of the books and records and additional analyses. It is anticipated that all Form 10-Q reports will be filed by the end of April 2001 and the Company restored to current status other than the Form 10-K in April 2001. It should be further noted that the Forms 10-Q have and will be filed without the necessary auditor review as a result of the aforementioned lack of payment to auditors resulting from the cash flow difficulties.